UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

TOTAL LOGISTICS, INC.
(Name of Subject Company)

TOTAL LOGISTICS, INC.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

126948 10 8
(CUSIP Number of Class of Securities)

William T. Donovan
President and Chief Executive Officer
Total Logistics, Inc.
700 N. Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

|X|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Total Logistics, Inc.

NEWS RELEASE

For Immediate Release	Contact: William T. Donovan
January 4, 2004	President and CEO
(414) 291-9000

Total Logistics, Inc.
Announces Agreement to be Acquired for $28.50 Per Share

        Milwaukee, WI – Total Logistics, Inc. (Nasdaq:TLCX) announced today that its Board of Directors approved and the Company executed a definitive Agreement and Plan of Merger with SUPERVALU INC. (NYSE:SVU) to be acquired by SUPERVALU at an acquisition price of $28.50 per share in cash. The Board of Directors of Total Logistics, Inc. unanimously approved the offer and recommends shareholder acceptance. The transaction has a total value of approximately $233 million including assumption of debt and transaction expenses.

        William T. Donovan, Total Logistics, Inc.’s President & CEO, commented, “We are extremely pleased to be combining our companies with SUPERVALU. This is a unique and strategic combination which will provide a great platform for future business development and profitable growth. This acquisition resulted from an unsolicited expression of interest by SUPERVALU, which recognized the strategic benefits that both Total Logistic Control and Zero Zone would bring to its business. We are most pleased that this transaction will provide continuity of employment for our management teams and associates, as well as a full commitment to continued high service and product quality for our customers.”

        Commenting further, Mr. Donovan said, “We are very proud of the successful development of both Total Logistic Control and Zero Zone under our ownership. We believe both of these companies have developed noteworthy leadership positions in their industries and a high growth culture, both of which will serve them well in the years ahead.”

        Jeff Noddle, Chairman and CEO of SUPERVALU, stated, “We have been looking for the right partner to obtain critical mass and solidify our commitment to third-party logistics and we have found the perfect fit in Total Logistics, Inc. This company has an impressive position in third-party logistics with its proven management team, a blue-chip customer base and a full suite of integrated service solutions. The combination of SUPERVALU’s scale and supply chain competence together with Total Logistics, Inc. and its nationally recognized reputation in third-party logistics will unlock new growth opportunities.”

        William Blair & Co. served as financial advisor to Total Logistics, Inc. in this transaction.

        Under the terms of the agreement, a subsidiary of SUPERVALU will commence a cash tender offer on or before January 11, 2005 to acquire all of the outstanding shares of common stock of Total Logistics, Inc. The tender offer will be subject to at least seventy-five percent of the outstanding shares of Total Logistics being validly tendered and not withdrawn. Closing of the acquisition is subject to approval of the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Any shares not acquired in the tender offer will be acquired at $28.50 per share in cash in a subsequent merger.

The tender offer for the outstanding shares of Total Logistics, Inc. common stock described in this announcement has not yet commenced. At the time that a subsidiary of SUPERVALU INC. commences its offer, it will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement, and Total Logistics, Inc. will file with the SEC a solicitation/recommendation statement with respect to the tender offer. Shareholders should read the tender offer statement and the solicitation/recommendation statement when they become available because they will contain important information. Investors can get the tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents), the solicitation/recommendation statement and other filed documents for free at the SEC’s website at www.sec.gov. The offer to purchase, related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to shareholders of Total Logistics, Inc. at no expense to them.

Total Logistics, Inc. is a Milwaukee-based public company operating through two wholly-owned businesses, Total Logistic Control and Zero Zone. Total Logistics, Inc. is headquartered at 700 North Water Street, Suite 1200, Milwaukee, WI 53202. This and other Total Logistics, Inc. news releases and additional corporate data can be found at www.totallogisticsinc.com.

Total Logistic Control
TLC, based in Zeeland, Michigan, is a national provider of integrated logistic services which include refrigerated and dry warehousing, transportation operations, supply chain management, dedicated third-party facility and operations management, food distribution, bottling and packaging and fulfillment services. TLC provides end-to-end supply chain services to a number of major U.S. food and consumer product companies. Operations are conducted through a national network of more than 30 logistic centers with 57.2 million cubic feet of refrigerated capacity and over 3.2 million square feet of dry warehouse space making it the tenth largest provider of refrigerated warehousing services in the United States. TLC operates a fleet of over 435 tractors with over 825 refrigerated and dry trailers with 5 maintenance facilities. TLC was recently cited by Inbound Logistics as a Top 10 Provider of Third Party Logistics Excellence for the seventh year in a row. TLC is a wholly-owned subsidiary of Total Logistics, Inc. More information about TLC is available at www.totallogistic.com.

Zero Zone
Zero Zone, headquartered in North Prairie, Wisconsin is a manufacturer of high quality refrigerated and freezer display cases used in grocery, convenience, dollar and drug store chains for retail merchandising of food, beverage and floral products as well as refrigeration houses and racks to power and control the refrigeration systems, electrical panels, and stand-by power for both retail and industrial applications. Zero Zone is a wholly-owned subsidiary of Total Logistics, Inc. More information about Zero Zone is available at www.zero-zone.com.

This press release contains forward-looking statements, including expectations for future performance arising from the acquisition by and combination of Total Logistics, Inc. with SUPERVALU INC. These forward-looking statements reflect current expectations only, and Total Logistics, Inc. expressly disclaims any obligation to update such statements. There can be no assurance that actual results will not differ materially from those expressed or implied by these statements due to various risks and uncertainties, including the possible inability to complete the acquisition by SUPERVALU INC., the risks and uncertainties associated with successfully integrating the two companies, the ability to retain key personnel and other factors described in Total Logistic, Inc.’s current Annual Report on Form 10-K on file with the SEC.

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